l:\secfiles\11_k\eds_1_94\pr-save.doc2

                  UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549-1004
                                      FORM 11-K

 X  ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE
- ---
    ACT OF 1934

For the fiscal year ended December 31, 1994
                            -----------------

                  OR

    TRANSITION REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE
- ---
    ACT OF 1934

For the transition period from                       to
                               ---------------------    ---------------------

Commission file number 33-54833
                       --------


                            EDS PUERTO RICO SAVINGS PLAN
                           -------------------------------
                              (Full title of the plan)


                             General Motors Corporation
                  767 Fifth Avenue, New York, New York  10153-0075
                3044 West Grand Blvd., Detroit, Michigan  48202-3091
                ----------------------------------------------------
                 (Name of issuer of the securities held pursuant to
                      the plan and the address of its principal
                                 executive offices)


Registrant's telephone number, including area code (313)556-5000



      Notices and communications from the Securities and Exchange Commission relative to this report should be forwarded to:


                                                James H. Humphrey
                                                Chief Accounting Officer
                                                General Motors Corporation
                                                3044 West Grand Blvd.
                                                Detroit, Michigan  48202-3091

FINANCIAL STATEMENTS AND EXHIBIT
- --------------------------------
(a)   FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES             Page No.
      -----------------------------------------------             --------

      EDS Puerto Rico Savings Plan:
         Independent Auditors' Report. . . . . . . . . . . . . . . . .   3
         Basic Financial Statements:
            Statements of Net Assets Available for Benefits,
               December 31, 1994 and 1993. . . . . . . . . . . . . . .   4
            Statements of Changes in Net Assets Available for
               Benefits for the Year Ended December 31,
               1994 and the Period from July 16, 1993 (Inception)
               through December 31, 1993 . . . . . . . . . . . . . . .   5
            Notes to Financial Statements, December 31,
1994 and 1993 . . . . . . . . . . . . . . . . . . . . .      5
         Supplemental schedules:
            Line 27(a) Schedule of Assets Held for
               Investment Purposes, December 31, 1994. . . . . . . . .  13
            Line 27(d) Schedule of Reportable Transactions
               for the Year Ended December 31, 1994. . . . . . . . . .  14

      Supplemental schedules not listed above are omitted as the required information is not applicable or the information is presented in the financial statements or related notes.

(b)   EXHIBIT
      -------

      Exhibit 23    Consent of Independent Auditors . . . . . . . .     15


                                      SIGNATURE


      The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustees of the EDS Puerto Rico Savings Plan have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                          EDS PUERTO RICO SAVINGS PLAN
                                          ----------------------------
                                                (Name of plan)


                                          EDS International Corporation
                                          Plan Administrator


Date     June 27, 1995                    By
         -------------

                                          s/Lester M. Alberthal, Jr.
                                          --------------------------
                                          (Lester M. Alberthal, Jr.,
                                          Chairman of the Board,
                                          President, and Chief Executive
                                          Officer)

INDEPENDENT AUDITORS' REPORT
- ----------------------------


To the Trustees
EDS Puerto Rico Savings Plan:


We have audited the accompanying statements of net assets available for benefits of the EDS Puerto Rico Savings Plan as of December 31, 1994 and 1993, and the related statements of changes in net assets available for benefits for the year ended December 31, 1994 and the period from July 16, 1993 (Inception) through December 31, 1993. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the EDS Puerto Rico Savings Plan as of December 31, 1994 and 1993 and the changes in net assets available for benefits for the year ended December 31, 1994 and the period from July 16, 1993 (Inception) through December 31, 1993 in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.



s/KPMG PEAT MARWICK LLP
KPMG PEAT MARWICK LLP



Dallas, Texas
June 15, 1995

                            EDS PUERTO RICO SAVINGS PLAN
                   Statements of Net Assets Available for Benefits
                             December 31, 1994 and 1993

Assets:                                                              1994
1993
                                                    --------       --------
Investments (note 4):
   Income Fund, at contract value
      (cost, 1994 - $2,044
             1993 - $83)                              $2,044           $83
   GM Class E Stock Fund, at fair value
      (cost, 1994 - $11,408
             1993 - $-)                               11,628             -
   Vanguard/Wellington Fund, at fair value
      (cost, 1994 - $27,043
             1993 - $4,635)                           26,087         4,553
   Vanguard U.S. Growth Portfolio,
      at fair value
      (cost, 1994 - $6,002
             1993 - $2,297)                            6,089         2,290
   Vanguard International Growth
      Portfolio, at fair value
      (cost, 1994 - $23,654
             1993 - $2,351)                           23,236         2,491
   Vanguard Quantitative Portfolios, at fair value
      (cost, 1994 - $10,242
             1993 - $3,492)                            9,676         3,206
   Vanguard Money Market Reserves-Prime Portfolio,
      at fair value
      (cost, 1994 - $308,055
             1993 - $232,803)                        308,055       232,803
   Loan Fund, at unpaid principal balance,
      which approximates fair value                    4,663             -
                                                    --------      --------
      Total Assets                                   391,478       245,426

Refund Payable                                        46,600             -
                                                    --------      --------
      Net assets available for benefits             $344,878      $245,426
                                                    ========      ========


See accompanying Notes to Financial Statements.

                            EDS PUERTO RICO SAVINGS PLAN
             Statements of Changes in Net Assets Available for Benefits
              For the Year Ended December 31, 1994 and the Period from
                 July 16, 1993 (Inception) through December 31, 1993


                                                                 July 16,
                                                Year Ended       Through
                                                December 31,   December 31,
                                                   1994           1993
                                              ------------    ------------
Additions to net assets attributed to:
   Investment income:
      Net depreciation in fair
         value of investments (note 4)            ($1,518)          ($235)
      Interest                                      11,145           2,256
      Dividends                                      1,336             504
                                                  --------        --------
         Total                                      10,963           2,525
   Contributions - employees                        70,480          41,962
   Roll-overs from other plans                      29,605         200,939
                                                  --------        --------
         Total additions                           111,048         245,426
Deductions from net assets attributed
   to withdrawals                                   11,596               -
                                                  --------        --------
         Net increase                               99,452         245,426
Net assets available for benefits at:
   Beginning of period                             245,426               -
                                                  --------        --------

   End of period                                  $344,878        $245,426
                                                  ========        ========

See accompanying Notes to Financial Statements.




                            Notes to Financial Statements
                             December 31, 1994 and 1993

1. Description of Plan
   -------------------

   The EDS Puerto Rico Savings Plan (Plan or Trust) (the Plan) became effective July 16, 1993, with employees admitted to the Plan on this date. As used herein, the terms "EDS", "the Company", and "Employer" refer to EDS International Corporation (a wholly owned subsidiary of Electronic Data Systems Corporation which is wholly owned by General Motors Corporation (GM)). The following description of the Plan reflects all Plan amendments and is provided for general purposes only. Participants should refer to the Plan document, as amended, for more complete information.

   General - The Plan is a qualified profit sharing plan with provisions pursuant to Section 165 of the Puerto Rico Income Tax Act of 1954, as amended
(ITA), covering eligible employees of the Company. An employee becomes eligible to participate in the Plan upon the completion of at least one hour of service with the Employer.

   The Vanguard Fiduciary Trust Company (Vanguard) is the asset custodian and record-keeper for the Plan. Banco Santander is the trustee of the Plan. The Plan's investment activities are managed by the Vanguard Group of Investment Companies. The Plan's Investment Committee has approval and oversight responsibilities for the investment process.

                            EDS PUERTO RICO SAVINGS PLAN


   The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended and the Internal Revenue Code, as amended. The Plan was created to provide additional incentive and retirement security for eligible employees. The Plan has seven investment funds: the Income Fund, which is a fixed income fund; the GM Class E Stock Fund, which consists of GM Class E common stock and a small amount of cash invested in a money market account; the Vanguard Money Market Reserves-Prime Portfolio (Vanguard Money Market), a short-term investment fixed income fund; the Vanguard/Wellington Fund (Vanguard/Wellington), a stock and bond mutual fund; the Vanguard Quantitative Portfolios (Vanguard Quantitative), a growth and income stock mutual fund; the Vanguard U.S. Growth Portfolio (Vanguard U.S.), a growth stock mutual fund; and the Vanguard International Growth Portfolio (Vanguard International), a growth stock mutual fund investing in foreign companies.

   All of the administrative expenses of the Plan are paid by the Company with the following two exceptions: (1) loan application fees and (2) maintenance fees for non-EDS-employed participants. All investment expenses are paid from the investment funds.

   Contributions - Each year, contributions to the Plan are made on a pre-tax basis. Participants may elect to defer between one percent and 10 percent of their total compensation subject to a maximum annual contribution of $7,000 and maximum eligible compensation of $150,000 and $235,840 per participant beginning January 1, 1994 and 1993,respectively, and limitations imposed to ensure a fair mix of participation among employees (elective contributions).

   A participant may elect, up to four times annually, to change his/her designated percentage of pay withheld.

   Withdrawals - A participant may request a withdrawal of all or a portion of the amount of accumulated voluntary contributions in cases of hardship. Once a participant has exhausted all other available financial resources, including Plan loans, and upon the approval of the Plan Administrator, a participant may then withdraw an amount equal to but not in excess of the expense of the hardship (the "Hardship Withdrawal"). In order to obtain such approval from the Plan Administrator, a participant must demonstrate immediate and heavy financial need. Participants age 59 1/2 or above may request an in-service withdrawal without being subject to an additional 10% tax penalty. The amount of a participant's withdrawals may not be repaid to the Plan.

   Participant's Individual Account - The Participant's Individual Account is credited with the participant's contributions (including rollovers) and the amounts of participant earnings dictated by the number of units held in each investment fund. The benefit to which a participant is entitled is limited to the amount of the participant's individual account.

   The participant determines both the amount deferred and the percentage of the investment contributed to one or more of the investment funds. The percentages may be in any whole percentage increment.

   Vesting - Participants are always 100% vested in their individual accounts and in the earnings received thereon.

   Payment of Benefits - On termination of service, age 59-1/2, death, or retirement, a participant may elect to receive either a cash distribution for all or part of the value of his/her account, GM Class E common stock (for any amount so invested), or a non-transferable annuity contract purchased on his/her behalf from an insurance company. A participant may elect to receive periodic payments in monthly, quarterly, or semiannual installments or elect to have all or part of his/her account rolled over to another qualified plan or to an individual retirement account.

                            EDS PUERTO RICO SAVINGS PLAN


   Loans - Upon written application of a participant, the Plan Administrator may, at his/her sole discretion, direct the Trustees to make a loan to the participant. The amount of any such loan is limited to fifty percent (50%) of the amount of accumulated elective contributions to which the participant would be entitled if employment was terminated as of the date the loan is made. No loan may be granted for less than $500. The maximum amount of loans available to a participant may not exceed $50,000 reduced by the highest outstanding loan balances from the Plan during the preceding year minus the outstanding loan balances on the date a loan is made. Plan loans and interest must be repaid within five years or upon separation from employment, whichever is earlier. If the outstanding loan is not repaid in full prior to the end of the calendar year during which the participant separates, the amount outstanding will be reported to the Puerto Rico Department of the Treasury as income for that calendar year. The Plan allows only one outstanding loan at any time. At December 31, 1994 and 1993, the interest rate on new loans was eight and one-half percent (8.50%) and six percent (6.00%), respectively.

2. Summary of Significant Accounting Policies
   ------------------------------------------

   Investments - Quoted market prices are used to value investments other than those of the Income Fund and the Loan Fund. Purchases and sales of the GM Class E common stock are recorded on a trade date basis. Investments in the Income Fund are valued at contract value which represents contributions made plus interest at the contract rate. Participant loans are presented in the accompanying financial statements at unpaid principal balance which approximates fair value.

   Investment Income - Income from investments is recorded as it is earned.

   Benefits - Benefits are recorded when paid.

   Contribution Refunds - Refunds of excess participant contributions to be made subsequent to December 31, 1994 under section 415 of the Internal Revenue Code of 1986 (Code) are recorded on an accrual basis. At December 31, 1994, refunds due to participants are allocated as follows: $314 - Income Fund; $4,557 - GM Class E Stock Fund; $3,628 - Vanguard/Wellington Fund; $520 - Vanguard U.S. Growth Portfolio Fund; $11,648 - Vanguard International Growth Portfolio Fund; $3,010 - Vanguard Quantitative Portfolios Fund; and $22,923 - Vanguard Money Market Reserves - Prime Portfolio Fund.

3. Plan Termination
   ----------------

   While it has not expressed any intention to do so, the Company has the right to terminate the Plan at any time by majority vote of its Board of Directors subject to the provisions of ERISA.

4. Investments
   -----------

   The Trustees of the Plan hold the investments of the Plan in trust on behalf of the participants. Consistent with the fiduciary standards of ERISA, safeguards are adhered to in protecting the interests of Plan participants and their beneficiaries.

   The table on the next page presents the fair value/contract value of the Plan's investments at December 31, 1994 and 1993. Investments that represent five percent (5.00%) or more of the Plan's net assets are separately identified.

                                                        EDS PUERTO RICO SAVINGS PLAN

                                         1994                        1993
                                ------------------------    -------------------------
                                  Number     Fair value/      Number     Fair value/
                                 of shares    contract       of shares    contract
                                  or units      value         or units       value
                                -----------  ------------   -----------  -----------

Income Fund                              -       $2,044             -          $83
                                               --------                   --------
GM Class E Stock Fund (cost of
 $11,408 in 1994                       706       11,628             -            -
                                               --------                   --------
Vanguard/Wellington (cost of
 $27,043 in 1994 and
 $4,635 in 1993) *                   1,345       26,087           223        4,553
                                               --------                   --------
Vanguard U.S. (cost of
 $6,002 in 1994 and
 $2,297 in 1993)                       397        6,089           153        2,290
                                               --------                   --------
Vanguard International (cost of
 $23,654 in 1994 and
 $2,351 in 1993) *                   1,730       23,236           184        2,491
                                               --------                   --------
Vanguard Quantitative (cost of
 $10,242 in 1994 and
 $3,492 in 1993)                       622        9,676           195        3,206
                                               --------                   --------
Vanguard Money Market*             308,055      308,055       232,803      232,803
                                               --------                   --------
Loan Fund (2 loans in 1994,
 loans outstanding from $1,110
 to $3,687 with interest rates
 from 6% to 7.75% in 1994)               -        4,663             -            -
                                               --------                   --------
                                               $391,478                   $245,426
                                               ========                   ========

*Represents 5% or more of Plan assets.

   To hedge against adverse foreign currency movements, the Vanguard International Growth Portfolio may enter into contracts for the purchase or sale of a specific foreign currency at a fixed price at a future date. The forward foreign currency rate of the underlying currency and any gains and losses are recorded for financial statement purposes as unrealized until the contract settlement date, at which point they are realized. To hedge against anticipated future changes in interest or security prices, the Vanguard Quantitative Portfolios may utilize futures contracts to a limited extent. The Fund receives from or pays to brokers amounts equal to the daily fluctuations in the values of the contracts. These receipts and payments are recorded as unrealized gains and losses until the contract settlement dates, at which point they are realized. The underlying risk to participants is proportional to each participant's number of shares relative to the total number of shares issued by each mutual fund.

5. Related Party Transactions
   --------------------------

   As stated previously, the GM Class E Stock Fund consists of GM Class E common stock and a small amount of cash invested in a money market account. Additionally, two Vanguard funds consist of investments in various Vanguard managed mutual funds.

6. Income Tax Status
   -----------------

   The Puerto Rico Department of the Treasury has determined and informed the Company by a letter dated October 6, 1993 that the Plan and related trust are designed in accordance with applicable sections of the ITA. Therefore, no provision for income taxes has been included in the accompanying financial statements.

                                                        EDS PUERTO RICO SAVINGS PLAN


7.  Allocation of Changes in Plan Assets and Liabilities to Investment Programs
    ---------------------------------------------------------------------------

    The following table presents the allocation of changes in net assets available for benefits to investment programs for the year ended December 31, 1994:
                                                                                   Vanguard
                                           GM                       Vanguard     International
                                         Class E        Vanguard/  U.S. Growth      Growth
                             Income       Stock        Wellington   Portfolio      Portfolio
                              Fund        Fund            Fund        Fund           Fund
                         ------------   ----------    ----------   ----------    -------------

Additions to net assets
 attributed to
 investment income:
 Net appreciation
    (depreciation)
    in fair value
    of investments                $-        $220         ($967)            $92         ($567)
 Interest                         45           -              -              -              -
 Dividends                         -          33            657             69            280
                             -------    --------        -------        -------        -------
 Total                            45         253          (310)            161          (287)

Employee contributions           308       1,461          5,420            785          8,040
Roll-overs from other plans    1,316           -         14,325          1,320          3,129
                             -------    --------        -------        -------        -------
 Total additions               1,669       1,714         19,435          2,266         10,882

Deductions from net
 assets attributed
 to withdrawals                 (23)           -          (225)              -          (259)
Interfund transfers                1       5,357        (1,304)          1,013        (1,526)
                             -------    --------        -------        -------        -------
 Net increase                  1,647       7,071         17,906          3,279          9,097

Net assets available for
 benefits at:
 Beginning of year                83           -          4,553          2,290          2,491
                             -------    --------        -------        -------        -------
 End of year                  $1,730      $7,071        $22,459         $5,569        $11,588
                             =======    ========        =======        =======        =======


                                                        EDS PUERTO RICO SAVINGS PLAN

                                                  Vanguard
                                                Money Market
                                Vanguard          Reserves-
                              Quantitative          Prime
                               Portfolios         Portfolio         Loan
                                  Fund              Fund            Fund             Total
                              ------------      -------------     ---------         --------

Additions to net assets
 attributed to
 investment income:
 Net appreciation
    (depreciation)
    in fair value
    of investments                ($296)                $-             $-          ($1,518)
 Interest                              -            10,874            226            11,145
 Dividends                           297                 -              -             1,336
                               ---------          --------       --------          --------
 Total                                 1            10,874            226            10,963

Employee contributions             2,163            52,303              -            70,480
Roll-overs from other plans          662             8,853              -            29,605
                               ---------          --------       --------          --------
 Total additions                   2,826            72,030            226           111,048

Deductions from net
 assets attributed to
 withdrawals                        (88)           (8,976)        (2,025)          (11,596)
Interfund transfers                  722          (10,726)          6,463                 -
                               ---------          --------       --------          --------
 Net increase                      3,460            52,328          4,664            99,452

Net assets available for
 benefits at:
 Beginning of year                 3,206           232,803              -           245,426
                               ---------          --------       --------          --------
 End of year                      $6,666          $285,131         $4,664          $344,878
                               =========          ========       ========          ========



                                                        EDS PUERTO RICO SAVINGS PLAN


7.  Allocation of Changes in Plan Assets and Liabilities to Investment Programs (concluded)
    ---------------------------------------------------------------------------------------

    The following table presents the allocation of changes in net assets available for benefits to investment programs for the period from July 16, 1993 (Inception) through December 31, 1993:
                                                                                    Vanguard
                                                                 Vanguard        International
                                               Vanguard/        U.S. Growth         Growth
                              Income          Wellington         Portfolio         Portfolio
                               Fund              Fund              Fund              Fund
                           ----------        -----------        -----------      -------------
Additions to net assets
 attributed to
 investment income:
 Net appreciation
    (depreciation)
    in fair value
    of investments                $-             ($82)                 ($7)             $140
 Interest                          -                 -                    -                -
 Dividends                         -               142                   31               14
                            --------          --------             --------         --------
 Total                             -                60                   24              154

Employee contributions            50               754                   56            1,394
Roll-overs from other plans        -                 -                    -                -
                            --------          --------             --------         --------
 Total additions                  50               814                   80            1,548

Deductions from net
 assets attributed to
 withdrawals                       -                 -                    -                -
Interfund transfers               33             3,739                2,210              943
                            --------          --------             --------         --------
 Net increase                     83             4,553                2,290            2,491

Net assets available for
 benefits at:
 Beginning of period               -                 -                    -                -
                            --------          --------             --------         --------
 End of period                   $83             4,553                2,290            2,491
                            ========          ========             ========         ========


                                                        EDS PUERTO RICO SAVINGS PLAN

                                                      Vanguard
                                                    Money Market
                                   Vanguard           Reserves-
                                 Quantitative           Prime
                                  Portfolios          Portfolio
                                     Fund               Fund            Total
                                 ------------       -------------     --------

Additions to net assets
  attributed to investment
  income:
  Net appreciation
    (depreciation)
    in fair value
    of investments                     ($286)                 $-         ($235)
  Interest                                  -              2,256          2,256
  Dividends                               317                  -            504
                                     --------           --------       --------
  Total                                    31              2,256          2,525

Employee contributions                    427             39,281         41,962
Roll-overs from other plans                 -            200,939        200,939
                                     --------           --------       --------
  Total additions                         458            242,476        245,426

Deductions from net
  assets attributed to
  withdrawals                               -                  -              -
Interfund transfers                     2,748            (9,673)              -
                                     --------           --------       --------
  Net increase                          3,206            232,803        245,426

Net assets available for
  benefits at:
  Beginning of period                       -                  -              -
                                     --------           --------       --------
  End of period                        $3,206           $232,803       $245,426
                                     ========           ========       ========





                                                        EDS PUERTO RICO SAVINGS PLAN
                                         Line 27(a)-Schedule of Assets Held for Investment Purposes
                                                              December 31, 1994

                                  Description of Investment
                             ------------------------------------
                                               Number
                               Rates of       of Shares                    Current
     Identity of Party         Interest       or Units      Cost            Value
- ---------------------------   ---------      ----------   --------      ------------

Income Fund                           -            -        $2,044          $2,044

GM Class E Stock Fund*                -          706        11,408          11,628

Vanguard/Wellington Fund*             -        1,345        27,043          26,087

Vanguard U.S. Growth*
 Portfolio                            -          397         6,002           6,089

Vanguard International*
 Growth Portfolio                     -        1,730        23,654          23,236

Vanguard Quantitative*
  Portfolios                          -          622        10,242           9,676

Vanguard Money Market*
  Reserves - Prime
  Portfolio                           -      308,055       308,055         308,055

Loan Fund*                  6% to 7.75%            -         4,663           4,663
                                                          --------        --------

    Total Assets Held for Investment Purposes             $393,111        $391,478
                                                          ========        ========

* Parties-In-Interest


See accompanying independent auditors' report.


                                                        EDS PUERTO RICO SAVINGS PLAN
                                               Line 27(d)-Schedule of Reportable Transactions
                                                    For The Year Ended December 31, 1994



                                                                                                            Current
                                                                                      Expense              Value of
Identity                                 Number                                      Incurred              Asset on     Net
of Party                                   of        Purchase   Selling     Lease      with     Cost of   Transaction Gain or
Involved  Description of Asset         Transactions   Price      Price     Rental   Transaction  Asset        Date    (Loss)
- -------- ----------------------------  ------------  ---------  --------   -------  ----------- --------  ----------- -------

Vanguard    Vanguard/Wellington Fund          33     $24,795         $-       $-           $-    $24,795      $24,795     $-
            (Stock and Bond Fund)              5           -      2,295        -            -      2,388        2,295   (93)

Vanguard    Vanguard Money Market
              Reserves-
              Prime Portfolio                 44      97,604          -        -            -     97,604       97,604      -
              (Money Market Fund)             13           -     22,503        -            -     22,503       22,503      -

Vanguard    Vanguard International Growth     28      23,553          -        -            -     23,553       23,553      -
              Portfolio (Stock Fund)           3           -      2,242        -            -      2,250        2,242    (8)



See accompanying independent auditors' report.

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